For Immediate Release
Western Asset Municipal Partners Fund Inc.
Announces Preliminary Results of Tender Offer
             New York, NY, July 16, 2008 - Western Asset Municipal
Partners Fund Inc. (NYSE: MNP) (the "Fund") announced today that the
Fund's tender offer for 511,530 of its issued and outstanding shares of common stock, representing approximately 5% of the Fund's outstanding shares, expired on Tuesday, July 15, 2008 at 5:00 p.m., New York City time. The tender offer is pursuant to a Settlement
Agreement, dated as of February 13, 2006, between the Fund and Karpus Management, Inc. (including certain affiliates thereof).
             Based upon current information, approximately 4,745,712.655 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be considered as final. Because the number of shares tendered exceeds 511,530 shares, the tender offer has been oversubscribed.
Therefore, in accordance with the terms of the tender offer, the Fund will purchase shares on a pro rata basis for all tendering stockholders. Payment for such shares will be made on or about July
23, 2008. The purchase price of properly tendered shares is $14.03 per share (which is 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock
Exchange on July 15, 2008).
             Western Asset Municipal Partners Fund Inc. is a closed-end management investment company whose primary objective is to achieve a high level of current income which is exempt from regular federal income taxes, consistent with preservation of capital. As a secondary investment objective, the Fund intends to enhance portfolio value by purchasing tax-exempt securities that, in the opinion of the Investment Adviser, may appreciate in value relative to other similar obligations in the marketplace. The Fund is traded on the New York
Stock Exchange under the trading symbol "MNP". The Fund is advised by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of
Legg Mason, Inc., and is sub-advised by Western Asset Management
Company, an affiliate of the Investment Adviser.
             Periodically updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update revealing the net asset value, market price and other information. The Fund's toll free number is
(888) 777-0102.
Brenda Grandell, Director, Closed-End Funds, Legg Mason & Co., LLC,
212-857-8087
THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," "BELIEVE," "CONTINUE" OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND'S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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